UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of September 17, 2015

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680, 333-169241 and 333-200999) and Form F-3 (File Nos. 333-183566 and 333-190443), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K consists of the following:

Press release dated September 10, 2015: RiT Technologies Reports Results of Special Meeting of Shareholders

A copy of the press release is attached as Exhibit 99.1 to this Form 6-K.

Press release dated September 8, 2015: RiT Technologies Announces the Appointment of Paul N. Berry as CEO of Its Subsidiary, RiT Wireless Ltd.

A copy of the press release is attached as Exhibit 99.2 to this Form 6-K.

Press release dated September 3, 2015: RiT Technologies Names Ian Welham as Senior VP Global Sales

A copy of the press release is attached as Exhibit 99.3 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

By:	/s/ Amit Mantsur
Amit Mantsur, CFO

Date: September 17, 2015

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press release dated September 10, 2015: RiT Technologies Reports Results of Special Meeting of Shareholders

99.2	Press release dated September 8, 2015: RiT Technologies Announces the Appointment of Paul N. Berry as CEO of Its Subsidiary, RiT Wireless Ltd.

99.3	Press release dated September 3, 2015: RiT Technologies Names Ian Welham as Senior VP Global Sales